UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.        )*

Falcon’s Beyond Global, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share; Series A Preferred Stock

(Title of Class of Securities)

306121104; 306121203

(CUSIP Number)

Garrett Schreiber

109 Old Branchville Road

Ridgefield, Connecticut 06877

(201) 956-1969

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP Nos. 306121104; 306121203

1.	Names of Reporting Persons FAST Sponsor II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (Class A common stock, par value $0.0001 per share (“Class A common stock”)); 0 (Series A Preferred Stock (“Preferred Stock”))

	8.	Shared Voting Power 5,395,622(1) (Class A Common Stock); 1,441,123(2) (Preferred Stock)

	9.	Sole Dispositive Power 0 (Class A Common Stock); 0 (Preferred Stock)

	10.	Shared Dispositive Power 5,395,622(1) (Class A Common Stock); 1,441,123(2) (Preferred Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,395,622(1) (Class A Common Stock); 1,441,123(2) (Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.2%(3) (Class A Common Stock); 68.7%(4) (Preferred Stock)

14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 1,250,000 shares of Class A Common Stock converted from SPAC Class A Common Stock, (ii) 1,162,500 Earnout Shares, (iii) 1,673,011 shares of Class A Common Stock issuable upon exercise of the Warrants and (iv) 1,310,111 shares of Class A Common Stock issuable upon conversion of 1,441,123 shares of Preferred Stock issuable upon exercise of the Warrants.
(2)	Includes 1,441,123 shares of Preferred Stock issuable upon exercise of the Warrants.
(3)	Based on 7,985,976 shares of Class A Common Stock outstanding as of October 6, 2023, as reported by the Issuer on its Form 8-K filed on October 12, 2023, plus 2,983,122 shares of Class A Common Stock issuable upon exercise of the Warrants and the subsequent conversion of the Preferred Stock.
(4)	Based on 656,333 shares of Preferred Stock outstanding as of October 6, 2023, as reported by the Issuer on its Form 8-K filed on October 12, 2023, plus 1,441,123 shares of Preferred Stock issuable upon exercise of the Warrants.

CUSIP Nos. 306121104; 306121203

1.	Names of Reporting Persons FAST Sponsor II Manager LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (Class A Common Stock); 0 (Preferred Stock)

	8.	Shared Voting Power 5,395,622(1) (Class A Common Stock); 1,441,123(2) (Preferred Stock)

	9.	Sole Dispositive Power 0 (Class A Common Stock); 0 (Preferred Stock)

	10.	Shared Dispositive Power 5,395,622(1) (Class A Common Stock); 1,441,123(2) (Preferred Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,395,622(1) (Class A Common Stock); 1,441,123(2) (Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.2%(3) (Class A Common Stock); 68.7%(4) (Preferred Stock)

14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 1,250,000 shares of Class A Common Stock converted from SPAC Class A Common Stock, (ii) 1,162,500 Earnout Shares, (iii) 1,673,011 shares of Class A Common Stock issuable upon exercise of the Warrants and (iv) 1,310,111 shares of Class A Common Stock issuable upon conversion of 1,441,123 shares of Preferred Stock issuable upon exercise of the Warrants.
(2)	Includes 1,441,123 shares of Preferred Stock issuable upon exercise of the Warrants.
(3)	Based on 7,985,976 shares of Class A Common Stock outstanding as of October 6, 2023, as reported by the Issuer on its Form 8-K filed on October 12, 2023, plus 2,983,122 shares of Class A Common Stock issuable upon exercise of the Warrants and the subsequent conversion of the Preferred Stock.
(4)	Based on 656,333 shares of Preferred Stock outstanding as of October 6, 2023, as reported by the Issuer on its Form 8-K filed on October 12, 2023, plus 1,441,123 shares of Preferred Stock issuable upon exercise of the Warrants.

CUSIP Nos. 306121104; 306121203

1.	Names of Reporting Persons Garrett Schreiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (Class A Common Stock); 0 (Preferred Stock)

	8.	Shared Voting Power 5,395,622(1) (Class A Common Stock); 1,441,123(2) (Preferred Stock)

	9.	Sole Dispositive Power 0 (Class A Common Stock); 0 (Preferred Stock)

	10.	Shared Dispositive Power 5,395,622(1) (Class A Common Stock); 1,441,123(2) (Preferred Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,395,622(1) (Class A Common Stock); 1,441,123(2) (Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.2%(3) (Class A Common Stock); 68.7%(4) (Preferred Stock)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 1,250,000 shares of Class A Common Stock converted from SPAC Class A Common Stock, (ii) 1,162,500 Earnout Shares, (iii) 1,673,011 shares of Class A Common Stock issuable upon exercise of the Warrants and (iv) 1,310,111 shares of Class A Common Stock issuable upon conversion of 1,441,123 shares of Preferred Stock issuable upon exercise of the Warrants.
(2)	Includes 1,441,123 shares of Preferred Stock issuable upon exercise of the Warrants.
(3)	Based on 7,985,976 shares of Class A Common Stock outstanding as of October 6, 2023, as reported by the Issuer on its Form 8-K filed on October 12, 2023, plus 2,983,122 shares of Class A Common Stock issuable upon exercise of the Warrants and the subsequent conversion of the Preferred Stock.
(4)	Based on 656,333 shares of Preferred Stock outstanding as of October 6, 2023, as reported by the Issuer on its Form 8-K filed on October 12, 2023, plus 1,441,123 shares of Preferred Stock issuable upon exercise of the Warrants.

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) is being filed to report beneficial ownership of certain shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and Series A Preferred Stock (“Preferred Stock”) of Falcon’s Beyond Global, Inc., a Delaware corporation (the “Issuer”).

The Reporting Persons

This Schedule 13D is filed by (i) FAST Sponsor II LLC (“Sponsor”), (ii) FAST Sponsor II Manager LLC (“Manager”) and (iii) Garrett Schreiber (“Mr. Schreiber” and, together with Sponsor and Manager, the “Reporting Persons”). Manager is the manager of Sponsor and has voting and investment discretion with the respect to the securities held by Sponsor, and Mr. Schreiber is the sole member of Manager and has voting and investment discretion with the respect to the securities held by Sponsor.

Sponsor was formed as the sponsor entity for FAST Acquisition Corp. II (“SPAC”), a Delaware corporation formed as a special purpose acquisition company. On March 18, 2021, SPAC consummated its initial public offering (the “SPAC IPO”).

SPAC Securities

On January 6, 2021, Sponsor purchased 5,750,000 shares of Class B common stock, par value $0.0001 per share, of SPAC (the “SPAC Class B Common Stock”) for an aggregate price of $25,000. Sponsor agreed to forfeit for no consideration up to 750,000 shares of SPAC Class B Common Stock to the extent that the over-allotment option was not exercised in full by the underwriters, so that the SPAC Class B Common Stock would represent 20.0% of SPAC’s issued and outstanding shares after the SPAC IPO. On March 26, 2021, the underwriter exercised in part the over-allotment option, and Sponsor forfeited 191,578 shares of SPAC Class B Common Stock. The SPAC Class B Common Stock was purchased using working capital of the Sponsor.

Simultaneously with the closing of the SPAC IPO, SPAC completed the private placement of 4,000,000 redeemable warrants, each warrant to purchase one share of Class A Common Stock, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Stock”), at a price of $11.50 per share (the “SPAC Warrants”), at a price of $1.50 per SPAC Warrant to Sponsor for a total of $6.0 million. SPAC consummated a second closing of the private placement simultaneously with the closing of the over-allotment on March 26, 2021, for an additional 297,825 SPAC Warrants at a price of $1.50 per SPAC Warrant to Sponsor for a total of approximately $0.4 million. The SPAC Warrants were purchased using working capital of the Sponsor.

The Business Combination

On October 5, 2023, SPAC merged with and into the Issuer (the “SPAC Merger”) pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023, as amended by the First Amendment to the Merger Agreement, dated as of June 25, 2023, as further amended by the Second Amendment to the Merger Agreement, dated as of July 7, 2023, and as further amended by the Third Amendment to the Merger Agreement, dated as of September 1, 2023 (the “Merger Agreement”), by and among SPAC, Falcon’s Beyond Global, LLC, a Florida limited liability company that has since redomesticated as a Delaware limited liability company (“Falcon’s”), the Issuer and Palm Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (“Merger Sub”). On October 6, 2023, pursuant to the Merger Agreement, (the “Acquisition Merger”), Merger Sub merged with and into Falcon’s (the “Acquisition Merger,” and collectively with the SPAC Merger, the “Business Combination”), with Falcon’s as the surviving entity of such merger.

Common Stock

On October 4, 2023, in connection with the consummation of the Business Combination, each share of SPAC Class B Common Stock held by Sponsor automatically converted into one share of SPAC Class A Common Stock.

On October 5, 2023, in connection with the SPAC Merger, the 5,558,422 shares of SPAC Class A Common Stock that Sponsor received upon the conversion of its SPAC Class B Common Stock were automatically cancelled in exchange for the right to receive (A) 5,558,422 newly issued shares of Class A Common Stock and (B) beneficial ownership of 1,162,500 shares of Class A Common Stock (the “Earnout Shares”), to be held in escrow pending the achievement of certain earnout targets. Sponsor holds voting rights with respect to the escrowed Earnout Shares but has entered into a stockholder agreement with the Issuer pursuant to which Sponsor agreed to vote or cause to be voted all such Earnout Shares held for Sponsor's benefit in escrow for or against, to be not voted, or to abstain, in the same proportion as the shares held by the holders of the Issuer’s common stock as a whole are voted for or against, not voted, or abstained on any matter.

On October 6, 2023, in connection with the Business Combination, Sponsor delivered to the Issuer for cancellation and for no consideration 4,308,422 shares of Class A Common Stock pursuant to that certain Amended and Restated Sponsor Support Agreement, dated as of January 31, 2023 (the “Sponsor Agreement”), by and among Sponsor, SPAC, the Issuer and Falcon’s. Following the disposition, 1,162,500 of the shares of Class A Common Stock remained held in escrow pending the achievement of certain earnout targets and subject to the voting restrictions described in the preceding paragraph.

Sponsor currently holds 2,412,500 shares of Class A Common Stock comprised of 1,250,00 shares of Class A Common Stock converted from SPAC Class A Common Stock and 1,162,500 Earnout Shares.

Warrants

On October 4, 2023, Sponsor elected to convert $1.1 million outstanding principal balance of working capital loans to SPAC into SPAC Warrants at a price of $1.50 per warrant pursuant to the terms of that certain Amended and Restated Promissory Note, dated as of July 20, 2022 from SPAC to Sponsor.

On October 5, 2023, in connection with the SPAC Merger, each SPAC Warrant was assumed by the Issuer and automatically converted into one private placement warrant of the Issuer (the “Warrants”). The Warrants will be exercisable at an exercise price of $11.50, subject to adjustment, commencing 30 days following the closing of the Business Combination for (i) 0.580454 shares of Class A Common Stock and (ii) one half of one share of Preferred Stock. On October 6, 2023, in connection with the Business Combination, Sponsor delivered to the Issuer for cancellation and for no consideration 2,148,913 Warrants pursuant to the Sponsor Agreement.

Sponsor currently holds 2,882,245 Warrants, exercisable for 1,673,011 shares of Class A Common Stock and 1,441,123 shares of Preferred Stock.

Preferred Stock

The shares of Preferred Stock reported herein are the shares of Preferred Stock that would be received by the Sponsor upon exercise of its Warrants. The Reporting Persons do not currently hold any Preferred Stock directly.

Item 1. Security and Issuer

(a) This Schedule 13D relates to the Class A Common Stock and Preferred Stock of the Issuer.

(b) The principal executive office of the Issuer is located at 6996 Piazza Grande Avenue, Suite 301, Orlando, Florida 32835.

Item 2. Identity and Background

(a) The persons and entities filing this Schedule 13D are:

(i) Sponsor, a Delaware limited liability company

(ii) Manager, a Delaware limited liability company

(iii) Mr. Schreiber, a natural person

(b) The address of the principal place of business of each of the Reporting Persons is 109 Old Branchville Road, Ridgefield, Connecticut 06877.

(c) The principal business of:

(i) Sponsor has been to act as SPAC’s sponsor in connection with the SPAC IPO and search for an initial business combination target on behalf of SPAC.

(ii) Manager is the management of Sponsor.

(iii) Mr. Schreiber is as a partner at &vest, a hybrid venture fund and branding agency focused on opportunities in the consumer lifestyle space.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship or Place of Organization for the Reporting Persons is:

(i) Sponsor – Delaware

(ii) Manager – Delaware

(iii) Mr. Schreiber – United States of America

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons received all securities reported herein in connection with the Business Combination.

The information provided and incorporated by reference in the explanatory note is hereby incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

As described in the explanatory note and Item 3, the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons were acquired in connection with the Business Combination.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Common Stock or the Preferred Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors (including Sandy Beall, the former chief executive officer of SPAC and a partner of &vest, Ramin Arani, a former director of SPAC and operating partner at &vest, and Doug Jacob, founder of SPAC and co-founder of &vest), members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential operational, strategic, financial or governance matters, engaging in short selling of or any hedging or similar transaction with respect to the Class A Common Stock or the Preferred Stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Each of the Reporting Persons may adopt in the future, trading plans in accordance with Rule 10b5-1 under the Exchange Act, in order to sell Class A Common Stock or Preferred Stock. Otherwise, the Reporting Persons have no plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

The information provided and incorporated by reference in the explanatory note and Item 3 is hereby incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer

(a), (b) As reported on the cover pages hereto, the Reporting Persons may each be deemed to beneficially own 5,395,622 shares of Class A Common Stock and 1,441,123 shares of Preferred Stock, representing 49.2% of the outstanding shares of Class A Common Stock and 68.7% of the outstanding shares of Preferred Stock, each as calculated pursuant to Rule 13d-3. Each Reporting Person has shared voting and dispositive power with respect to the shares of Common Stock beneficially owned thereby. No Reporting Person has sole voting or investment power with respect to any of the shares of Common Stock beneficially owned thereby.

Any Common Stock or Preferred Stock shown as being beneficially owned by Manager or Mr. Schreiber is the same Common Stock or Preferred Stock listed as being beneficially owned by Sponsor. Because Manager is the manager of Sponsor and Mr. Schreiber is the sole member of Manager, each of Manager and Mr. Schreiber has voting and investment discretion with the respect to the securities held by Sponsor and may be deemed to beneficially own or have voting or dispositive power over the securities reported herein.

(c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d), (e) Not applicable.

The information provided and incorporated by reference in the explanatory note, Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Letter Agreement. Sponsor, SPAC and SPAC’s then-directors and executive officers entered into a letter agreement dated as of March 15, 2021 (the “Letter Agreement”) pursuant to which Sponsor is prohibited from transferring, subject to certain exceptions, any of the 1,250,000 shares of Class A Common Stock it received in the Business Combination in exchange for its shares of SPAC Class A Common Stock, which were automatically converted from SPAC Class B Common Stock prior to the SPAC Merger. This prohibition on transfer will expire upon the earlier of (A) one year after the completion of the Business Combination and (B) commencing at least 150 days after the completion of the Business Combination, the twentieth day within any 30-trading day period upon which the last reported sales price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations).

Pursuant to the Letter Agreement, the Sponsor is also prohibited from transferring any Warrants (or any shares of Class A Common Stock or Preferred Stock received upon exercise of any Warrant) for a period of 30 days after the completion of the Business Combination, subject to certain exceptions.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is incorporated herein by reference as Exhibit 7.A to this Schedule 13D.

Stockholder’s Agreement. As described in the explanatory note, Sponsor has entered into a stockholder’s agreement, dated as of October 6, 2023 (the “Stockholder’s Agreement”), with the Issuer with respect to the escrowed Earnout Shares. Sponsor has voting rights with respect to its Earnout Shares, but pursuant to the Stockholder’s Agreement, Sponsor has agreed to vote or cause to be voted all such Earnout Shares held for Sponsor's benefit in escrow for or against, to be not voted, or to abstain, in the same proportion as the shares held by the holders of the Issuer’s common stock as a whole are voted for or against, not voted, or abstained on any matter. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Stockholder’s Agreement, a copy of which is incorporated herein by reference as Exhibit 7.B to this Schedule 13D.

Registration Rights Agreement. Sponsor, the Issuer and certain other holders of securities of the Issuer are parties to that Registration Rights Agreement, dated October 5, 2023 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer agreed to, among other things, register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, shares of Class A Common Stock that are held by Sponsor from time to time. Subject to certain customary exceptions, the parties also have piggyback registration rights. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated herein by reference as Exhibit 7.C to this Schedule 13D.

Sponsor Lock-Up Agreement. Sponsor, the Issuer and certain other holders of securities of the Issuer are parties to the Amended and Restated Lock-up Agreement, dated January 31, 2023 (the “Lock-Up Agreement”). Under the Lock-Up Agreement, Sponsor agreed not to transfer, except in limited circumstances, 1,172,897 of its shares of Class A Common Stock not subject to earnout conditions for a period of two years following the Business Combination. Sponsor further agreed not to transfer, except in limited circumstances, the remaining 77,103 shares of Class A Common Stock not subject to earnout conditions for a period of one year following the Business Combination (subject to early release if the volume weighted average closing sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-consecutive trading day period commencing at least 150 days after the Business Combination (the “Lock-up Period Early Release Date”). Sponsor further agreed not to transfer, except in limited circumstances, its Warrants until the earlier of (i) the date that is 180 days after the Business Combination and (ii) the Lock-up Period Early Release Date. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is incorporated herein by reference as Exhibit 7.D to this Schedule 13D.

Meteora Agreement. Sponsor entered into a consulting services and share purchase agreement with Meteora Strategic Capital, LLC (“Meteora”), dated as of February 8, 2023 (the “Meteora Agreement”), pursuant to which Sponsor agreed to sell 20,000 shares of Class A Common Stock to Meteora at $0.004 per share as consideration for Meteora’s provision of certain consulting, advisory and related services to Sponsor. Such sale has not yet been consummated and the Sponsor is still reported as beneficially owning such shares. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Meteora Agreement, a copy of which is incorporated herein by reference as Exhibit 7.E to this Schedule 13D.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.	Letter Agreement, dated March 15, 2021, by and among FAST Acquisition Corp. II, its executive officers, its directors and FAST Sponsor II LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by FAST Acquisition Corp. II on March 19, 2021).

B.	Stockholder’s Agreement, dated October 6, 2023, by and between Falcon’s Beyond Global, Inc. and FAST Sponsor II LLC.

C.	Registration Rights Agreement, dated October 5, 2023, by and among Falcon’s Beyond Global, Inc. and each of the stockholders of Falcon’s Beyond Global, Inc. identified on the signature pages thereto (incorporated by reference to Exhibit 10.9 to the Form 8-K filed by Falcon’s Beyond Global, Inc. on October 12, 2023).

D.	Amended and Restated Sponsor Lock-Up Agreement, dated January 31, 2023, by and among Falcon’s Beyond Global, LLC, FAST Sponsor II LLC, and the Securityholders (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 (File No. 333-269778) filed on February 14, 2023).

E.	Consulting Services and Share Purchase Agreement, dated as of February 8, 2023, by and among FAST Sponsor II LLC and Meteora Strategic Capital, LLC.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2023

FAST Sponsor II LLC

By: FAST Sponsor II Manager LLC, its manager

By:	/s/ Garrett Schreiber
Title:	Sole Member

FAST Sponsor II Manager LLC

By:	/s/ Garrett Schreiber
Title:	Sole Member

By:	/s/ Garrett Schreiber

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)